Filed Pursuant to Rule 253(g)(2)

File No. 024-12375

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 13 DATED JULY 31, 2026

TO THE OFFERING CIRCULAR DATED AUGUST 27, 2025

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated August 27, 2025 (as supplemented, the “Offering Circular”). Except as described herein, the Offering Circular remains unchanged and continues in full force and effect. The information in this supplement updates and supersedes any inconsistent information contained in the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Explanatory Note

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our offering circular captioned “Plan of Operation—Acquisitions”:

Brooklyn Portfolio – Brooklyn, New York

As previously disclosed, on November 30, 2017, we made a $3,000,000 joint-venture limited partnership equity investment (the “Brooklyn Equity Investment”) in an entity that owns a 112-unit multifamily portfolio of apartment buildings in Brooklyn, New York (the “Brooklyn Portfolio”). Prior to us making the Brooklyn Equity Investment, the entity obtained a $20,700,000 loan from an unaffiliated lender (the “Brooklyn Loan”).

At the closing of the Brooklyn Equity Investment, the business plan was to fund approximately 19 unit buyouts and renovations over the course of the hold period. In June 2019, New York State passed the Housing Stability and Tenant Protection Act of 2019 (the “HSTPA”), which, among other things, removed the ability to meaningfully raise rents when a rent-stabilized tenant moved out, limited the amount by which landlords could increase rents after renovating an apartment, and made rent stabilization permanent, meaning units remain regulated even after turnover. The HSTPA had a profound impact on the business plan, as it caused unit renovations and major capital improvements to the Brooklyn Portfolio, which is currently comprised of 103 rent-stabilized units, to no longer be profitable. As a result, the business plan was modified to instead seek to maintain high occupancy and increase rents to the extent permitted under New York law. The capital markets environment for rent-stabilized product in New York has suffered as a result of this legislation.

As previously disclosed, on September 2, 2025, the entity entered into maturity default under the terms of the Brooklyn Loan. On April 30, 2026, the entity entered into a forbearance agreement with the lender, pursuant to which, among other things, the lender agreed to accept a discounted payoff, plus certain deferred monthly payment amounts, in full and final satisfaction of the loan obligations, subject to the terms and conditions of the forbearance agreement.

On July 24, 2026, we entered into a Membership Interests Purchase and Sale Agreement (the “Purchase Agreement”) with the sponsor of the transaction (the “Buyer”), pursuant to which we agreed to sell the Brooklyn Equity Investment to the Buyer for an aggregate purchase price of $175,665.

Due to the impact of legislation affecting rent-stabilized apartments in New York, including the Brooklyn Portfolio, and the other factors outlined above, the property values were significantly impacted. Following the maturity default under the Brooklyn Loan, and based on our analysis of the Brooklyn Portfolio, we concluded that the sale of the Brooklyn Equity Investment to the Buyer was the best option available to the Company.

The Brooklyn Portfolio was originally acquired for $26,300,000, or $234,821 per unit. The Brooklyn Equity Investment was sold at an implied value of $14,015,000 or $125,134 per unit. The initial underwriting projected a property-level equity multiple of 1.8x throughout a 3-year hold period. Based on the sale price, we expect the Brooklyn Portfolio will achieve approximately a 0.09x equity multiple over the 8.7-year hold period.

The following information supplements the section of our Offering Circular captioned “Plan of Operation—Results of Operations”:

As of July 31, 2026, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $262 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us is approximately $500 million. The aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced net asset value (“NAV”) per share is based pursuant to our valuation policies; provided, however, that the aggregate value ascribed to preferred equity investments is based on the most recent purchase price of the asset, and the value ascribed to properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. As with any methodology used to estimate value, the methodology employed by the internal accountants or asset managers of our Manager or its affiliates is based upon a number of estimates and assumptions about future events that may not be accurate or complete.